January 22, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attn:  Stacy Gorman

Re:	RiskMetrics Group, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-146167

Ladies and Gentlemen:

On behalf of the Company, request is hereby made that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective on January 24, 2008 at 4:00 P.M. Eastern Time, or as soon thereafter as is practicable.

In connection with our submission of this request, we acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jeffrey Taylor of Kramer Levin Naftalis & Frankel LLP, corporate counsel to the Company, at (212) 715-9335 upon the Registration Statement’s becoming effective.

Very truly yours,

RISKMETRICS GROUP, INC.

By:	/s/ Steven E. Friedman
	Name:	Steven E. Friedman, Esq.
	Title:	General Counsel and Corporate Secretary